UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Jing Chen to the Board of Directors

On October 2, 2023, our Board of directors appointed Jing Chen to serve as a new member of our Board of Directors and chairman of the Audit Committee of the Board of Directors. Our Board has determined that Ms. Chen qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605 and that she qualifies as an “audit committee financial expert” due to her current and past experience in various companies in which she has been responsible for financial oversight. Most recently, Ms. Chen served as the Vice President of Future FinTech Group Inc. (NASDAQ: FTFT) from November 2020 to April 2023. Previously, she served as the Chief Financial Officer of Future FinTech Group Inc. from May 2019 to November 2020. Ms. Chen served as the CFO of AnZhiXinCheng (Beijing) Technology Co., Ltd. from August 2018 to May 2019. Ms. Chen has also served as an independent director of Hello iPayNow (Beijing) Company Ltd. since April 2019. From August, 2017 to July, 2018, Ms. Chen served as the CFO of Beijing Logis Technology Development Co., Ltd., a company listed on The National Equities Exchange and Quotations Co., Ltd. of China which is a Chinese over-the-counter stock trading system. From June 2016 to July 2017, Ms. Chen served as the Group Chief Financial Officer of Beijing AnWuYou Food Co., Ltd. Ms. Chen served as the Chief Financial Officer of Beijing DKI Investment Management Co., Ltd. from August 2012 to May 2016. Ms. Chen’s other professional experience includes service as the Chief Financial Officer of Yayi International Inc. (U.S. OTCBB: YYIN) from February 2010 to April 2012, the Chief Financial Officer of China Natural Gas, Inc. (NASDAQ GM: CHNG) from May 2009 to January 2010, and Chief Financial Officer of Origin Agritech Inc. (NASDAQ: SEED) from December 2007 to September 2008. She has also served as the Senior Director of Finance of iKang Healthcare Group Inc. (NASDAQ: KANG listed on April 9, 2014) from December 2006 to November 2007 and as the Director of Finance of Elong Inc. (NASDAQ: LONG) from August 2001 to November 2006.

Ms. Chen received a degree of Doctor of Business Administration from Victoria University, Neuchatel, Switzerland in March 2008 and an MBA degree from City University of Seattle, Washington, U.S. in April 2000. She graduated from Shanghai Institute of Tourism with a major in Accounting in July 1985 and completed her studies of Supervisory Skills in Hong Kong Polytechnic Institute in September 1993. She holds a Fellow Membership of CPA Australia (FCPA) and a Fellow Membership of the Association of International Accountants U.K. (FAIA). She is also a Member of the Chartered Institute of Management Accountants (CIMA), a Senior Member of the International Financial Management (SIFM) accredited by the Ministry of Human Resources and Social Security of PRC, and a Certified Internal Control Professional, as granted by Internal Control Institute (ICI).

Ms. Chen has no family relationships with any of the Company’s directors or executive officers. Ms. Chen has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. As an independent director, Ms. Chen will serve as chair of the audit committee and as a member of the nominating and governance and compensation committees of the board.

Mr. Chen will serve under a Director Service Agreement dated October 3, 2023 (the “Agreement”). Under the Agreement Mr. Chen will receive a stipend of $1,500 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023. The Agreement, which is filed herewith as Exhibit 10.1, contains additional terms and should be reviewed in its entirety for additional information.

Appointment of Zhixiang Gao to the Board of Directors

On October 2, 2023, our Board of directors appointed Zhixiang Gao to serve as a new member of our Board of Directors and chairman of the Nominating Committee of the Board of Directors. Our Board has determined that Mr. Gao qualifies as an “Independent Director” within the meaning of Nasdaq Rule 5605. Mr. Gao has served as the Deputy General Manager of Xi’an Shiyuan Logistics Service Company Ltd. since February 2022. Mr. Gao served as the General Manager of Qixia (Xi’an) Technology Company Ltd. from January 2019 to February 2022. Mr. Gao served as the Associate Dean of Information Engineering at the Technology Research Institute of Shaanxi Normal University from January 2019 to February 2022. From July 2017 to December 2018, Mr. Gao worked for Eurasia University in Xi’an to take charge of the preparation work of the audit department and the improvement of the internal control system. From February 2009 to July 2017, Mr. Gao served as the General Manager of Logistics Group of Eurasia University in Xi’an. From May 2006 to July 2017, Mr. Gao served as the Director of the Procurement Department of Eurasia University in Xi’an. Mr. Gao served as the Chief of Finance of Sichuan Tianyi College from May 2004 to May 2005 and as the Finance Supervisor of Xi’an Oriental Hotel from July 1994 to July 2003.

Mr. Gao received a Master of Business Administration degree from Northwestern Polytechnical University, Xi’an, China in December 2015. He received a Bachelor of Economics and Management degree from Army and Communication College of Xi’an, China in September 2007. Mr. Gao graduated from Shaanxi Tourism Institute, a technical secondary school, with a major in Foreign-related Financial Administration in September 1994.

Mr. Gao has no family relationships with any of the Company’s directors or executive officers. Mr. Gao has not had any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. As an independent director, Mr. Gao will serve as chair of the nominating and governance committee and as a member of the audit and compensation committees of the board.

Mr. Gao will serve under a Director Service Agreement dated October 3, 2023 (the “Agreement”). Under the Agreement Mr. Chen will receive a stipend of $1,000 per month for each month and stock options having a value of $12,000, to be determined by reference to the closing price of Company’s stock on October 3, 2023. The Agreement, which is filed herewith as Exhibit 10.2, contains additional terms and should be reviewed in its entirety for additional information.

Stock Issuances under 2022 Equity Incentive Plan

On October 2, 2023, the Company issued a total of 1,550,000 ordinary shares to employees and consultants under its 2022 Equity Incentive Plan. Included in these issuances were 100,000 ordinary shares issued as compensation to the Company’s Chief Executive Officer, Yongwei Hu. The shares issued to Mr. Hu will vest in six (6) months.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
10.1	Director Service Agreement with Jing Chen
10.2	Director Service Agreement with Zhixiang Gao

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer